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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 15900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fred Alger & Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South
(No. and Street)

New York	New York	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Kincel (201 547-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert L. Kincel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Alger & Company, Incorporated, as of December, 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BARBARA C. MARTIN-HART
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 21, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fred Alger & Company, Incorporated and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and Subsidiary (the "Company") as of December 31, 2015, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred Alger & Company, Incorporated and Subsidiary as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

New York, NY
February 26, 2016

FRED ALGER & COMPANY INCORPORATED

AND SUBSIDIARY

Consolidated Statement of Financial Condition

As of December 31, 2015

Assets		
Cash	$	9,342,585
Due from broker		1,383,981
Management and sub-advisory fees receivable (note 5b)		15,507,178
Receivable from mutual funds (note 5b)		7,338,271
Financial instruments owned, at fair value (note 4)		26,193,703
Due from affiliates		5,780,136
Current taxes receivable		40,055
Net deferred tax asset		2,129,702
Prepaid expenses and other assets		5,271,915
Deposits with clearing organizations		1,031,786
Property and equipment, net (note 6)		6,210,864
		80,230,176
Liabilities and Equity		
Liabilities:		
Accrued expenses and other liabilities (note 7)		39,527,487
Financial instruments sold, not yet purchased, at fair value (note 4)		1,371,587
Due to affiliates		988,601
Due to broker		1,304,206
Total liabilities		43,191,881
Commitments (note 11)		
Equity:		
Stockholder's equity:		
11% Series A cumulative preferred stock $100 par value – 5,000 shares authorized; 1,370 shares issued and no shares outstanding		137,000
Voting common stock, $0.10 par value – 1,000 shares authorized; 113.027 shares issued; 105.725 shares outstanding		11
Nonvoting common stock, $0.10 par value – 1,000 shares authorized and no shares issued or outstanding		0
Additional paid-in capital		98,053,933
Retained defecit		(60,986,583)
Less treasury stock, at cost – 7.302 shares voting common stock and 1,370 Series A shares cumulative preferred stock		(166,066)
Total stockholder's equity		37,038,295
	$	80,230,176

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY INCORPORATED
AND SUBSIDIARY

Consolidated Statement of Income

Year Ended December 31, 2015

Revenues:	
Management and sub-advisory fees (note 5b)	$ 151,757,456
Mutual fund fees (note 5b)	57,528,304
Commissions (note 5b)	7,555,982
Interest and dividends	3,017,037
Net realized gains on financial instruments	629,615
Other income	774,718
Total revenues	221,263,112
Expenses:	
Compensation and benefits (note 10)	74,547,912
Distribution fees	46,399,333
Revenue sharing fees	22,204,562
General and administrative expenses	11,100,763
Advertising and marketing	3,829,213
Occupancy	3,640,680
Net change in unrealized losses on financial instruments	3,146,544
Trading costs	2,489,815
Professional fees	2,123,320
Mutual fund reimbursement fees (note 5b)	1,370,212
Subscriptions	1,212,707
Depreciation and amortization (note 6)	2,808,121
Printing and supplies	976,833
Communications	527,391
Regulatory fees	422,586
Total expenses	176,799,992
Income before income tax benefit	44,463,120
Income tax benefit	(510,946)
Net income	$ 44,974,066

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY, INCORPORATED

AND SUBSIDIARY

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	11% Series A cumulative preferred stock $100 par value		Voting common stock $0.10 par value		Nonvoting common stock $0.10 par value		Additional paid-in capital	Retained earnings/ (deficits)	Treasury stock	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, January 1, 2015	1,370	$ 137,000	113.027	$ 11	—	$ —	$ 96,209,933	$ (20,966,788)	$ (166,066)	$ 75,214,090
Capital contribution							1,844,000			1,844,000
Dividends								(85,000,000)		(85,000,000)
Shareholder payments								6,139		6,139
Net income								44,974,066		44,974,066
Balance December 31, 2015	1,370	$ 137,000	113.027	$ 11	—	$ —	$ 98,053,933	$ (60,986,583)	$ (166,066)	$ 37,038,295

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 44,974,066
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in unrealized (gains)/losses on financial instruments	3,146,544
Net sales of financial instruments	9,101,031
Deferred tax expense	(1,471,280)
Depreciation and amortization	2,808,121
Decrease (increase) in:	
Management and sub-advisory fees receivable	3,376,805
Receivable from mutual funds	(856,915)
Due from broker	(329,646)
Due from affiliates	25,200,371
Prepaid expenses and other assets	(1,498,012)
Deposits with clearing organizations	(31,786)
Current taxes payable	765,922
Increase (decrease) in:	
Accrued expenses and other liabilities	4,123,826
Due to broker	361,264
Due to affiliate	686,952
Net cash provided by operating activities	90,357,263
Cash flows from investing activities:	
Acquisition of property and equipment	(1,126,398)
Financial instruments sold, not yet purchased	320,218
Net cash used in investing activities	(806,180)
Cash flows from financing activities:	
Dividends	(84,993,858)
Capital contribution	1,844,000
Net cash used in financing activities	(83,149,858)
Net increase in cash	6,401,225
Cash, beginning of year	2,941,360
Cash, end of year	$ **9,342,585**
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	931,359

See accompanying notes to consolidated financial statements.

(1) Organization and Principles of Consolidation

Fred Alger & Company, Incorporated and Subsidiary (Company) is a wholly owned subsidiary of Alger Associates, Inc. (Parent). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Fred Alger Management, Inc. (FAM). Significant intercompany balances and transactions have been eliminated in consolidation.

(2) Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). FAM is an investment adviser registered under the Investment Advisers Act of 1940. The Company acts as the principal underwriter of mutual funds sponsored by FAM (Alger mutual funds) and effects transactions principally for the customers of FAM. The Company clears these transactions on a fully disclosed basis with a third party service provider.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition as cash equivalents. Cash held at financial institutions generally exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not hold any cash equivalents at December 31, 2015.

(c) Valuation of Financial Instruments

Investments in financial instruments and financial instruments sold, not yet purchased are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant pricing inputs, including dealer price quotations, quoted price activity for similar instruments and valuation pricing models.

The Company follows ASC 820, *Fair Value Measurements*, which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in nonactive markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Company held as of December 31, 2015:

Money Market Funds

The Company owns investments in several money market funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Mutual Funds

The Company owns investments in various Alger mutual funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities

The Company owns positions in various common stocks of publicly traded companies. These securities are generally valued using the last sales price or official closing price taken from the primary market in which each security trades. As such, these investments are included in Level 1 of the fair value hierarchy.

(d) ***Financial Instruments Sold, Not Yet Purchased***

The Company has sold financial instruments that it does not own and will, therefore, be obligated to purchase such financial instruments at a future date. In conjunction with transactions of this type, the Company will typically provide collateral to the counterparty until such time the transactions are fully settled. A gain limited to the price at which the Company sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Company has recorded this obligation in the consolidated financial statements at the fair value of the financial instruments. If the financial instruments sold short increase in value, the Company would be required to purchase the financial instruments sold short at a price in excess of the obligation reflected in the Consolidated Statement of Financial Condition. These investments consist of exchange traded securities and are included in Level 1 of the fair value hierarchy.

(e) ***Securities Transactions***

The Company records security transactions on trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Realized gains (losses) on the sales of securities are recognized using the specific identification method, and changes in unrealized gains (losses) are recognized in the Consolidated Statement of Income. The Company has the ability to purchase securities on margin.

(f) ***Financial Instruments with Off-Balance Sheet Risk***

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. These financial instruments include financial instruments sold, not yet purchased.

The Company's financial instruments are subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk that the Company would incur if its counterparties failed to perform pursuant to the terms of their agreements with the Company.

The Company has agreements with various brokerage firms to carry its accounts as a customer. These brokers have custody of the Company's financial instruments and, from time to time, cash balances which may be due from these brokers.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Political Risk

The Company is exposed to political risk to the extent that FAM, on its behalf and subject to its investment guidelines, trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's investment strategy.

(g) Management and Sub-Advisory Fees

Management fees and sub-advisory fees are paid to FAM for advisory services provided to its customers. Such fees are recognized as earned on a monthly basis based on the terms of the customer agreements.

Among FAM's customers are five registered investment companies (Alger mutual funds):

- The Alger Funds
- The Alger Portfolios
- The Alger Funds II
- The Alger Global Growth Fund
- The Alger Institutional Funds

During the year, FAM also provided advisory and sub-advisory services to the Alger SICAV, a collective investment undertaking organized under the laws of the Grand Duchy of Luxembourg Stock Exchange for sale to non-U.S. citizens in certain European countries.

(h) Mutual Fund Fees

Mutual fund fees are earned by the Company and FAM for distribution, administrative and oversight services performed for the Alger mutual funds and Alger SICAV. Fees earned for distribution of the Alger mutual funds are collected pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940 (12b-1 Plans).

(i) Fees to Brokers and Revenue Sharing Fees

The Company, in its capacity as underwriter for the Alger mutual funds, pays fees to third party dealers who sell the funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger mutual funds pursuant to 12b-1 Plans, they are incurred by the Company and included in Fees to Brokers on the Consolidated Statement of Income. To the extent these fees exceed amounts collected pursuant to 12b-1 Plans, they are incurred by FAM and included as Revenue Sharing Fees on the Consolidated Statement of Income.

(j) Depreciation and Amortization

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation relating to these assets is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 10 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(k) Deferred Rent

In accordance with ASC 840, the Company has long-term operating leases that include escalating lease payments for which rent expense is recorded ratably over the noncancelable base lease period. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent payable.

(l) Income Taxes

Beginning with its 2008 taxable year, the Company and its shareholders elected to be treated as an S Corporation under the Internal Revenue Code for purposes of filing Federal income tax returns. As an S Corporation, the Company generally will not have to pay corporate-level income taxes but instead any income or loss will be included in the individual shareholder's tax returns. For most of the state or local jurisdictions in which the Company files tax returns, the Company did not elect to be treated as an S Corporation. Income taxes relating to those states are incurred at the corporate level.

Prior to its 2008 tax year, the Company was taxed as a C corporation. A corporation that converts to taxation as an S Corporation may hold assets (including intangible assets not reflected on the balance sheet, such as goodwill) with "built-in gains," which are assets whose fair market value as of the effective date of the election exceeds their tax basis.

On December 18, 2015, legislation signed into law H.R. 2029, the Consolidated Appropriations Act, 2016. This legislation includes the Protecting Americans from Tax Hikes Act of 2015 ("PATH Act"). As part of the PATH Act, the built-in gains tax window under Internal Revenue Code ("IRC") Section 1374, which is applicable to S Corporations, was permanently reduced from 10 years to 5 years. The Company made an election to be classified as a S Corporation for U.S. federal tax purposes effective November 1, 2007. Prior to the PATH Act, Alger has recognized a deferred tax liability for the built-in gains at the time of the S Corporation election. In light of the enactment of the PATH Act, the Company would no longer be subject to the built-in gains tax under IRC

Section 1374. Accordingly, the Company has reversed the built-in gains tax Deferred Tax Liability of $5.4M that existed as of January 1, 2015. This reversal resulted in a deferred tax benefit of $5.4M for the 2015 calendar year.

Income taxes are accounted for using the asset and liability method (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

The Company files its Federal and certain state tax returns as a member of a consolidated group but accounts for its tax expense on a separate company basis reflecting its proportionate share of the tax asset or liability as if it were filing on its own. Any amounts due which pertain to tax returns filed on a consolidated basis are payable to the Parent.

Uncertainty in income taxes (ASC 740-10) is accounted for by recognizing in the consolidated financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of the reporting date in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. It is not expected that these differences will have a material impact on the financial statements. In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, State and local income tax laws for which the outcome is uncertain. Management has analyzed the Company's tax positions taken on Federal, State and local income tax returns for all open years and has determined that $250,000 in uncertain tax positions exist as of the reporting date.

The following are the major tax jurisdictions for the Company: United States, New Jersey, New York, and New York City. Generally, tax years 2012 to present are open for examination by Federal, State and local tax authorities.

(4) Financial Instruments at Fair Value

The following presents the Company's financial instruments' fair value hierarchy as of December 31, 2015:

Assets		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments owned:					
Mutual funds	$	13,046,267	—	—	**13,046,267**
Money market funds		4,464,823	—	—	**4,464,823**
Exchange-traded equity securities		8,682,613	—	—	**8,682,613**
Total financial instruments owned	$	26,193,703	—	—	26,193,703
Financial instruments sold, not yet purchased:					
Exchange-traded equity securities	$	1,371,587	—	—	**1,371,587**
Total financial instruments sold, not yet purchased	$	1,371,587	—	—	1,371,587

There were no level 2 or 3 investments held during the year.

(5) Related Party Transactions

(a) Directors and Officers

Certain employees of the Company and FAM are officers of the Alger mutual funds.

(b) Revenue Transactions

FAM provides advisory services to the Alger mutual funds and sub-advisory services to the Alger SICAV Funds (FAM provided advisory services to the Alger SICAV Funds until June 8, 2015, and has provided sub-advisory services since that date), for which it earns management and sub-advisory fees. Fees earned for these services are included in Management and sub-advisory fees in the Consolidated Statement of Income. Amounts receivable which relate to these fees are included in Management and sub-advisory fees receivable on the Consolidated Statement of Financial Condition.

FAM provides certain administration services to the Alger mutual funds for which it receives fund administration fees and shareholder administration fees. The Company earns fees from the Alger mutual funds pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940. These fees are included in Mutual fund fees in the Consolidated Statement of Income.

Amounts receivable relating to these fees is included in Receivable from mutual funds on the Consolidated Statement of Financial Condition.

FAM receives Sub-T/A fees from the Alger mutual funds, which represents reimbursement of payments made to intermediaries that provide sub-accounting services to omnibus accounts invested in the Alger mutual funds. Amounts receivable relating to these fees are included in Receivable from mutual funds on the Consolidated Statement of Financial Condition.

The Alger mutual funds and Alger SICAV Funds also pay the Company brokerage commissions in connection with securities transactions. These fees are included in Commissions in the Consolidated Statement of Income. Amounts receivable which relate to these fees are included in Prepaid expenses and other assets on the Consolidated Statement of Financial Condition.

FAM and FAC provide certain administrative and marketing support services to Alger Management, Ltd. (AML), a U.K. investment advisor which is majority owned by AAI, for which they earn fees. Such fees are included in Other Income on the Consolidated Statement of Income. Amounts receivable which relate to these fees are recorded in the Due from affiliates account on the Consolidated Statement of Financial Condition.

Certain expenses incurred by Alger mutual funds in excess of stated expense limits were reimbursed by FAM. The expense reimbursements for year ended 2015 were $1,370,212 and were recorded in Mutual fund reimbursement fees on the Consolidated Statement of Income.

All transactions with related parties are executed on an arm's length basis.

A summary of income earned through related party transactions for the year ended December 31, 2015, and receivables from related parties as of that date is as follows:

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

	Income earned for the year ended December 31, 2015			Amounts receivable at December 31, 2015		
	FAC	FAM	Total	FAC	FAM	Total
Management and sub-advisory fees:						
Management fees	$ —	123,057,313	123,057,313	—	10,150,982	10,150,982
Sub - advisory fees	—	1,842,351	1,842,351	—	279,315	279,315
Total management and sub-advisory fees	—	124,899,664	124,899,664	—	10,430,297	10,430,297
Mutual fund fees:						
12b-1 and shareholder servicing fees	44,696,455	—	44,696,455	3,761,523	—	3,761,523
Sub-T/A fees	5,871,705	—	5,871,705	3,024,147	—	3,024,147
Fund administration fees	—	4,209,968	4,209,968	—	363,106	363,106
Shareholder administration fees	—	1,936,376	1,936,376	—	164,415	164,415
Total mutual fund fees	50,568,160	6,146,344	56,714,504	6,785,670	527,521	7,313,191
Commission fees:						
Brokerage commissions	6,271,012	—	6,271,012	621,712	—	621,712
Other Income:						
Marketing and Admin	197,910	197,910	395,820	30,042	30,042	60,084
Total related party income/ receivables	$ 57,037,082	131,243,918	188,281,000	7,437,424	10,987,860	18,425,284

(c) Service-Related Charges

Pursuant to an agreement with FAM, service-related charges of $35,318,060 have been earned by the Company. Under the terms of the agreement, FAM pays a monthly asset-based fee to the Company for its efforts in promoting and distributing certain products for which FAM receives management fees. These service-related charges have been eliminated in consolidation.

(d) *Dividends*

During the year the Company paid a non-cash dividend of $85,000,000 with AAI (Parent) to settle intercompany balances.

(6) Property and Equipment, Net

	Useful lives		Amount
Leasehold improvements	10 years	$	6,769,499
Furniture and fixtures	7 years		2,001,159
Office machines	5 years		1,551,389
Computer software	5 years		1,389,796
Automobile	5 years		106,328
			11,818,171
Less: accumulated depreciation and amortization			(5,607,307)
		$	6,210,864

Depreciation and amortization expense for the year ended December 31, 2015 was $2,808,121.

(7) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2015:

Deferred compensation plan payable	$	19,775,957
Accrued distribution fees		12,843,134
Other		6,908,396
Total accrued expenses and other liabilities	$	39,527,487

(8) Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company computes its regulatory capital using the Alternative Method. At December 31, 2015, the Company had regulatory net capital of $9,081,259 and a regulatory net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.63 to 1.

(9) Income Taxes

The components of Income tax expense in the Statement of Income for the year ended December 31, 2015 are as follows:

Current:		
State and local	$	957,425
Total current		957,425
Deferred:		
Federal		(1,318,845)
State and local		(149,526)
Total deferred		(1,468,371)
Total tax expense	$	(510,946)

The provision for Federal deferred income tax expense relates to the change in unrealized gains during the year ended December 31, 2015, with respect to built-in gain assets that were in place at the date of the Company's election to become an S Corporation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $250,000. These relate to the open audits as mentioned above and are included in state taxes payable to affiliate. In the next twelve months, the Company expects to conclude the 2011 to 2013 New York State examination, which will result in a decrease to unrecognized tax benefits of $250,000.

Management believes that it is more likely than not that the deferred tax asset will be realized and therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2015 are as follows:

Deferred tax assets:		
Deferred compensation	$	1,768,437
Other		432,362
Total deferred tax assets	$	2,200,799
Deferred tax liabilities:		
Unrealized gains		71,097
Total deferred tax liabilities	$	71,097
Net deferred tax asset	$	2,129,702

(10) Pension and Profit Sharing Plans

(a) 401(k) Plan

The Company sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes matching contributions equal to 100% of the participant's compensation contributed as pre-tax contributions subject to a maximum amount of $10,000 for each participant. The Company's practice is to fund its obligation under the plan currently. Included in compensation and benefits expense are employer contributions for the year ended December 31, 2015 of $1,294,467.

(b) Deferred Compensation Plans

The Parent maintains three nonqualified deferred compensation plans (the Plans) for certain employees of the Company and FAM.

As more fully described in the Alger Associates, Inc. Incentive Plan, as amended and restated January 28, 2014 (Incentive Plan), and the individual Award Agreements, the Parent may issue an award which is credited to the participant's "award account" and vests after four years. Pursuant to the Incentive Plan, the award accounts are credited or debited with gains or losses based upon changes in values of notional investments in certain Alger mutual funds elected by the plan participant. The participant is also eligible for a matching contribution from the Parent of up to 175% of the original award. Both the vesting percentage attributable to the awards and the level of matching contributions are based on growth in the consolidated pre-tax net operating income of the Parent and its subsidiaries, as defined by the plan, and which may be adjusted by management according to the terms of the Incentive Plan. During the year ended December 31, 2015, the Company recognized $227,195 in compensation expense relating to the Incentive Plan.

In December 2009, the Parent adopted the Alger Associates, Inc. Equity Plan (Equity Plan). Under the terms of the Equity Plan, a portion of eligible participant's annual bonus compensation is converted into Alger Equity Units (Units). Such Units participate in any dividend declared by the Parent on a notional basis as well as future appreciation or depreciation of the book value of the Parent, as more fully described in the Equity Plan. Any award issued under the Equity Plan vests equally over four years. A portion of the value of the participant's awards may be paid after seven years (if so elected by the recipient of the award) subject to certain further allowable deferral elections. If such deferral option is not elected, the entire value of the award will be paid on the earlier of a "termination of employment" or a "change in control" as such terms are defined in the Equity Plan. During the year ended December 31, 2015, the Company recognized $3,951,884 in compensation expense relating to the Equity Plan.

In April 2010, the Parent adopted a "Phantom Equity Grant Agreement" (Agreement), which granted phantom ownership of 5% of the combined fair market value of the Parent and its subsidiaries, as defined in the Agreement, to the Chief Executive Officer (the CEO) of the Parent. Under the terms of the Agreement, the CEO participates in any dividend declared or distribution made by the Parent on a notional basis as well as future appreciation or depreciation of the fair market value of the Parent, as more fully described in the Agreement. The phantom equity granted under this agreement is fully vested. The value of the phantom equity will be paid on the earlier of a "separation from service" or a "change in control" as such terms are defined in the Agreement. During year ended December 31, 2015, the Company recognized $3,789,206 in compensation expense relating to this Agreement and recorded a capital contribution of $1,844,000 from the Parent.

The Plans are intended to qualify under Section 409A of the Internal Revenue Code, which allows, among other things, for the participant to defer tax recognition until such time as the award is distributed to the participant.

(11) Commitments

The Company and FAM lease office space under non-cancelable lease agreements expiring through 2022. Minimum annual rental payments approximate:

Year ending December 31:		
2016	$	2,877,852
2017		3,087,402
2018		3,140,735
2019		3,187,546
2020		3,359,364
Thereafter		3,508,097
	$	19,160,996

Office leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

Rent expense for the year ended December 31, 2015 was $3,640,680.

(12) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 26, 2016, the date the financial statements were available to be issued. As a result of this evaluation, the Company found no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

SUPPLEMENTAL SCHEDULES

Schedule I

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
Year Ended December 31, 2015

Computation of net capital pursuant to Rule 15c3-1		
Total stockholder's equity from Consolidated Statement of Financial Condition	$	37,038,295
Deductions and/or charges:		
Nonallowable assets:		
Investment in and receivables from subsidiary and affiliates		14,249,410
Other nonallowable assets		11,614,399
Total nonallowable assets		25,863,809
Net capital before haircuts		11,174,486
Haircuts on securities:		
Corporate bonds, mutual funds, money markets and exchange traded equity securities		2,093,227
Net Capital	$	9,081,259
Computation of alternative net capital requirement		
Capital requirement of consolidated broker-dealer subsidiary electing alternative method		250,000
Total net capital requirement		250,000
Excess Net Capital	$	8,831,259

There are no material differences between the computation of net capital presented above and the computation of net capital recorded in the Company's amended December 31, 2015 unaudited FOCUS filing dated February 26, 2016

See report of independent registered public accounting firm

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

Year Ended December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm

FRED ALGER & COMPANY INCORPORATED AND SUBSIDIARY
Consolidating Statement of Financial Condition
As of December 31, 2015

		Fred Alger & Company, Incorporated	Fred Alger Management, Inc.	Reclass & Eliminations	Consolidated Balance as of 12/31/15
Assets					
Cash	$	7,464,491	1,878,094	-	9,342,585
Due from broker		-	1,383,981	-	1,383,981
Management and sub-advisory fees receivable		-	15,507,178	-	15,507,178
Receivable from mutual funds		6,785,670	552,601	-	7,338,271
Financial instruments owned, at fair value		16,877,344	9,316,360	-	26,193,703
Investment in Subsidiary		5,338,326	-	(5,338,326)	-
Due from affiliates (Parent)		-	3,403,574		3,403,575
Due from other affiliates		620,095	1,756,466		2,376,561
Due from FAM		8,290,989	-	(8,290,989)	-
Current taxes receivable		97,032	(56,977)	-	40,055
Prepaid expenses and other assets		3,503,983	1,767,931		5,271,915
Deposits with clearing organizations		1,031,786	-	-	1,031,786
Net deferred tax asset		825,131	1,304,571	-	2,129,702
Property and equipment, net		1,250,844	4,960,021	-	6,210,864
	$	**52,085,691**	**41,773,800**	**(13,629,315)**	**80,230,176**
Liabilities and Equity					
Liabilities:					
Accrued expenses and other liabilities	$	14,667,944	24,859,543	-	39,527,487
Financial instruments sold, not yet purchased, at fair value			1,371,587	-	1,371,587
Due to broker			1,304,206	-	1,304,206
Due to FAC			8,290,989	(8,290,989)	-
Due to affiliates		379,452	609,149	-	988,601
Total liabilities		**15,047,396**	**36,435,474**	**(8,290,989)**	**43,191,881**
Commitments		-	-	-	-
Equity:					
Stockholder's equity:					
Series A cumulative preferred stock		137,000			137,000
Voting common stock		11	3,000	(3,000)	11
Nonvoting common stock		-	-	-	-
Additional paid-in capital		98,053,933	19,652,252	(19,652,252)	98,053,933
					-
Retained deficit		(60,986,583)	(14,316,926)	14,316,926	(60,986,583)
Treasury stock		(166,066)		-	(166,066)
Total stockholder's equity		37,038,295	5,338,326	(5,338,326)	37,038,295
	$	**52,085,691**	**41,773,800**	**(13,629,315)**	**80,230,176**



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fred Alger & Company, Incorporated and Subsidiary:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Fred Alger & Company, Incorporated (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)*(2)(ii)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, NY
February 26, 2016

FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Rule 15c3-3 Exemption Report

Fred Alger & Company, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

I, Robert Kincel, affirm to that, to my best knowledge and belief, this Exemption Report is true.



Robert Kincel
Chief Financial Officer
Fred Alger & Company, Incorporated and Subsidiary
February 26, 2016